Delisting Determination,The Nasdaq Stock Market, LLC,
November 7, 2008, Ibis Technology Corporation. The Nasdaq Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of Ibis Technology Corporation
(the Company), effective at the opening of the trading session on November 17, 2008. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Marketplace Rules 4450(a)(02), 4450(a)(03) and 4450(a)(05). The Company was
notified of the Staffs determinations on April 16, 2008.
The Company requested a review of the
Staffs determination before the Listing
Qualifications Hearings Panel. Upon review of the information provided by the Company, the Panel determined that the Company did not qualify for inclusion on the Exchange based on its failure to comply with the following Marketplace Rules:
4450(a)(02), 4450(a)(03) and 4450(a)(05). The Company was
notified of the Panels decision on August 11, 2008 and trading in the Companys securities was suspended on August 13, 2008. The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing
Review Council. The Listing Council did not call the matter for review. The Panels Determination to delist the Company became final on September 25, 2008.